Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated February 24, 2010

The LIRNs are being offered by Bank of America Corporation (“BAC”). The LIRNs will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the LIRNs involves a number of risks. There are important differences between the LIRNs and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page S-10 of product supplement LIRN-2. LIRNs:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and its broker-dealer affiliate First Republic Securities Company, LLC (“First Republic”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$0.20	$
Proceeds, before expenses, to Bank of America Corporation	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.20 per unit, respectively.

*Depending on the date the LIRNs are priced for initial sale to the public (the “pricing date”), which may be in March or April 2010, the settlement date may occur in March or April 2010 and the maturity date may occur in March or April 2012. Any reference in this term sheet to the month in which the pricing date, settlement date, or maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.

March     , 2010

Units Capped Leveraged Index Return Notes® Linked to the China and Brazil Equity Index Basket, due March , 2012 $10 principal amount per unit Term Sheet No.	Expected Pricing Date* Settlement Date * Maturity Date* CUSIP No.	March , 2010 April , 2010 March , 2012
Capped Leveraged Index Return Notes®

200% leveraged upside exposure to increases in the value of a Basket comprised of the FTSE/Xinhua China 25 Index and the Bovespa Index, subject to a cap of between 24% to 28%

1-to-1 downside exposure to decreases in the value of the Basket in excess of a Threshold Value, with up to 90% of the principal amount at risk

A maturity of approximately two years

Payment of the Redemption Amount at maturity is subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

STRUCTURED INVESTMENTS PRINCIPAL PROTECTION ENHANCED INCOME MARKET PARTICIPATION ENHANCED PARTICIPATION

Summary

The Capped Leveraged Index Return Notes® Linked to the China and Brazil Equity Index Basket, due March     , 2012 (the “LIRNs”) are our senior unsecured debt securities. The LIRNs are not guaranteed or insured by the Federal Deposit Insurance Corporation (the “FDIC”) or secured by collateral, and they are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program. The LIRNs will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the LIRNs, including any repayment of principal, will be subject to the credit risk of BAC. The LIRNs provide a leveraged return for investors, subject to a cap, if the value of the China and Brazil Equity Index Basket described below (the “Basket”) increases moderately from the Starting Value of the Basket, which will be set to 100.00 on the pricing date, to the Ending Value of the Basket, determined during the Maturity Valuation Period. Investors must be willing to forgo interest payments on the LIRNs and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price.

The Basket is comprised of the FTSE/Xinhua China 25 Index and the Bovespa Index (each, a “Basket Component Index,” and together, the “Basket Component Indices”). On the pricing date, the FTSE/Xinhua China 25 Index and the Bovespa Index will each be given an initial weight of 50.00%.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement LIRN-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our” or similar references are to BAC.

Terms of the LIRNs

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately two years
Market Measure:	The China and Brazil Equity Index Basket comprised of the FTSE/Xinhua China 25 Index (Bloomberg Symbol: “XIN0I”) and the Bovespa Index (Bloomberg Symbol: “USIBOV”).
Starting Value:	The Starting Value will be set to 100.00 on the pricing date.
Ending Value:

The average of the closing values of the Basket on each scheduled calculation day during the Maturity Valuation Period. If it is determined that a scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on a scheduled calculation day, the Ending Value will be determined as more fully described in product supplement LIRN-2.

Threshold Value:	The Threshold Value will be set to 90.00 (or 90% of the Starting Value) on the pricing date.
Capped Value:

$12.40 to $12.80 per unit of the LIRNs, which represents a return of 24% to 28% over the Original Offering Price. The actual Capped Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the LIRNs.

Participation Rate:	200%
Downside Leverage Factor:	100%
Maturity Valuation Period:

Five scheduled calculation days shortly before the maturity date, determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the LIRNs.

Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the LIRNs

On the maturity date, you will receive a cash payment per unit (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the LIRNs at maturity, based upon the Participation Rate of 200%, a Threshold Value equal to 90% of the Starting Value, and a hypothetical Capped Value of $12.60 (a 26% return), the midpoint of the Capped Value range of $12.40 to $12.80. The green line reflects the hypothetical returns on the LIRNs, while the dotted grey line reflects the return of a hypothetical direct investment in the stocks included in the Basket Component Indices, excluding dividends in the case of the FTSE/Xinhua China 25 Index, a price return index, and including dividends in the case of the Bovespa Index, a total return index that reflects dividends paid on its component stocks.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value, Capped Value, and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are four examples of Redemption Amount calculations (rounded to two decimal places) payable at maturity, based upon the Participation Rate of 200%, the Downside Leverage Factor of 100%, the Starting Value of 100.00, the Threshold Value of 90.00, and a hypothetical Capped Value of $12.60 (per unit), the midpoint of the Capped Value range of $12.40 to $12.80.

Example 1 — The hypothetical Ending Value is 70% of the Starting Value and is less than the Threshold Value:

Starting Value:	100.00
Hypothetical Ending Value:	70.00
Threshold Value:	90.00

$10 –	[	$10 ×	(90.00 - 70.00)	× 100%	]	= $8.00
100.00

Redemption Amount (per unit) = $8.00

Example 2 — The hypothetical Ending Value is 95% of the Starting Value and is greater than the Threshold Value:

Starting Value:	100.00
Hypothetical Ending Value:	95.00
Threshold Value:	90.00

Redemption Amount (per unit) = $10.00

If the Ending Value is less than or equal to the Starting Value but is greater than or equal to the Threshold Value, the Redemption Amount will equal the Original Offering Price.

Example 3 — The hypothetical Ending Value is 104% of the Starting Value:

Starting Value:	100.00
Hypothetical Ending Value:	104.00

$10 +	[	$10 × 200% ×	(104.00 - 100.00)	]	= $10.80
100.00

Redemption Amount (per unit) = $10.80

Example 4 — The hypothetical Ending Value is 150% of the Starting Value:

Starting Value:	100.00
Hypothetical Ending Value:	150.00

$10 +	[	$10 × 200% ×	(150.00 - 100.00)	]	= $20.00
100.00

Redemption Amount (per unit) = $12.60 (The Redemption Amount cannot be greater than the Capped Value.)

The following table illustrates, for the Starting Value of 100.00, the Threshold Value of 90.00 (90% of the Starting Value), and a range of hypothetical Ending Values of the Basket:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the LIRNs (rounded to two decimal places);
▪	the total rate of return to holders of the LIRNs;
▪	the pretax annualized rate of return to holders of the LIRNs; and
▪

the pretax annualized rate of return of a hypothetical direct investment in the stocks included in the Basket Component Indices, which includes an assumed aggregate dividend yield of 1.09% per annum, as more fully described below.

The table below is based on the Participation Rate of 200%, the Downside Leverage Factor of 100%, and a hypothetical Capped Value of $12.60 (per unit), the midpoint of the Capped Value range of $12.40 to $12.80.

Hypothetical Ending Value	Percentage Change from the Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Total Rate of Return on the LIRNs	Pretax Annualized Rate of Return on the LIRNs(1)	Pretax Annualized Rate of Return of the Stocks Included in the Basket Component Indices(1)(2)
50.00	-50.00%	$6.00	-40.00%	-23.98%	-30.73%
60.00	-40.00%	$7.00	-30.00%	-17.06%	-22.89%
70.00	-30.00%	$8.00	-20.00%	-10.85%	-15.97%
85.00	-15.00%	$9.50	-5.00%	-2.55%	-6.87%
90.00(3)	-10.00%	$10.00	0.00%	0.00%	-4.11%
96.00	-4.00%	$10.00	0.00%	0.00%	-0.94%
98.00	-2.00%	$10.00	0.00%	0.00%	0.08%
100.00(4)	0.00%	$10.00	0.00%	0.00%	1.09%
105.00	5.00%	$11.00	10.00%	4.82%	3.54%
110.00	10.00%	$12.00	20.00%	9.33%	5.91%
115.00	15.00%	$12.60(5)	26.00%	11.90%	8.20%
120.00	20.00%	$12.60	26.00%	11.90%	10.42%
125.00	25.00%	$12.60	26.00%	11.90%	12.56%
130.00	30.00%	$12.60	26.00%	11.90%	14.65%
135.00	35.00%	$12.60	26.00%	11.90%	16.67%
140.00	40.00%	$12.60	26.00%	11.90%	18.64%
145.00	45.00%	$12.60	26.00%	11.90%	20.56%
150.00	50.00%	$12.60	26.00%	11.90%	22.43%

(1)	The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from February 17, 2010 to February 17, 2012, a term expected to be similar to that of the LIRNs.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Basket Component Indices that equals the percentage change in the value of the Basket from the Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 1.09% per annum (which equals the weighted average of an assumed dividend yield of 2.18% for the FTSE/Xinhua China 25 Index, a price return index, and a deemed dividend yield of 0.00% for the Bovespa Index, a total return index that reflects dividends paid on its component stocks), applied to the value of the Basket at the end of each quarter, and that dividends are not reinvested; and

(c)	no transaction fees or expenses.

(3)	The Threshold Value will be set to 90.00, or 90% of the Starting Value, on the pricing date.

(4)	The Starting Value will be set to 100.00 on the pricing date.

(5)	The Redemption Amount per unit of the LIRNs cannot exceed the hypothetical Capped Value of $12.60 (the midpoint of the range of $12.40 to $12.80). The actual Capped Value will be determined on the pricing date and will be set forth in the final term sheet that will be made available in connection with sales of the LIRNs.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value, Capped Value, and the term of your investment.

Risk Factors

There are important differences between the LIRNs and a conventional debt security. An investment in the LIRNs involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the LIRNs in the “Risk Factors” sections included in product supplement LIRN-2 and the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the LIRNs.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return, if any, is limited to the return represented by the Capped Value.

▪	Your investment return, if any, may be less than a comparable investment directly in the stocks included in the Basket Component Indices.

▪	You must rely on your own evaluation of the merits of an investment linked to the Basket.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the LIRNs while providing the selling agents with compensation for their services, we have considered the costs of developing, hedging, and distributing the LIRNs.

▪	A trading market for your LIRNs is not expected to develop.

▪	The Redemption Amount will not be affected by all developments relating to the Basket Component Indices.

▪	Changes in the levels of the Basket Component Indices may offset each other.

▪	Each publisher of the Basket Component Indices may adjust its Basket Component Index in a way that affects its level, and those publishers have no obligation to consider your interests.

▪

You will have no rights of a holder of the securities represented by the Basket Component Indices, and you will not be entitled to receive any of those securities. You will not benefit from dividends or other distributions by the issuers of those securities, except to the extent that dividends and distributions on the applicable component stocks are reflected in the level of the Bovespa Index.

▪

While we or our affiliates may from time to time own shares of companies included in the Basket Component Indices, we do not control any company included in any Basket Component Index, and are not responsible for any disclosure made by any other company.

▪	Your return on the LIRNs may be affected by factors affecting the international securities markets.

▪	Exchange rate movements may impact the value of the LIRNs.

▪

If you attempt to sell the LIRNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on the LIRNs are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the LIRNs.

▪	Purchases and sales by us and our affiliates of stocks included in the Basket Component Indices may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the LIRNs and their market value.

▪	Our business activities relating to the companies represented by the Basket Component Indices may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the LIRNs are uncertain, and may be adverse to a holder of the LIRNs. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” in product supplement LIRN-2.

Other Terms of the LIRNs

Market Measure Business Day

The following definition shall supersede and replace the definition of a “Market Measure Business Day” set forth in product supplement LIRN-2.

A “Market Measure Business Day” means a day on which:

(A) the Hong Kong Stock Exchange (as to the FTSE/Xinhua China 25 Index) and the São Paulo Stock Exchange (as to the Bovespa Index) (or any successor to the foregoing exchanges) are open for trading; and

(B) the Basket Component Indices or any successors thereto are calculated and published.

Investor Considerations

You may wish to consider an investment in the LIRNs if:

▪	You anticipate that the Basket will appreciate moderately from the Starting Value to the Ending Value.

▪

You accept that your investment will result in a loss, which could be significant, if the value of the Basket decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

▪	You accept that the return on the LIRNs will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the LIRNs, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪

You seek exposure to the Basket Component Indices, with no expectation of owning the applicable stocks, and in the case of the FTSE/Xinhua China 25 Index, no expectation of obtaining any benefit from the dividends declared on those stocks.

▪

You are willing to accept that a trading market is not expected to develop for the LIRNs. You understand that secondary market prices for the LIRNs, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the LIRNs.

The LIRNs may not be an appropriate investment for you if:

▪

You anticipate that the value of the Basket will decrease from the Starting Value to the Ending Value or that the level of the Basket will not increase sufficiently over the term of the LIRNs to provide you with your desired return.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at a percentage that will be between 24% and 28% over the Original Offering Price.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Basket Component Indices.

▪	You seek assurances that there will be a liquid market if and when you want to sell the LIRNs prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the LIRNs.

Other Provisions

We may deliver the LIRNs against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the LIRNs occurs more than three business days from the pricing date, purchasers who wish to trade the LIRNs more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the LIRNs, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S and First Republic, each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agents in the distribution of the LIRNs. Accordingly, offerings of the LIRNs will conform to the requirements of NASD Rule 2720. Under our distribution agreement with the selling agents, MLPF&S will purchase the LIRNs from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. In the original offering of the LIRNs, the LIRNs will be sold in minimum investment amounts of 100 units.

MLPF&S and First Republic may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the LIRNs but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Component Indices from the Starting Value to the Ending Value of the LIRNs. The Basket Component Indices are described in the section “The Basket Component Indices” below. Each Basket Component Index will be assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of LIRNs—Basket Market Measures” in product supplement LIRN-2.

If February 12, 2010 was the pricing date, for each Basket Component Index, the Initial Component Weight, the closing level, the hypothetical Component Ratio and the initial contribution to the Basket value would be as follows:

Basket Component Index	Bloomberg Symbol	Initial Component Weight	Closing Level(1)(2)	Hypothetical Component Ratio(1)(2)(3)	Initial Basket Value Contribution
FTSE/Xinhua China 25 Index	XIN0I	50.00%	17,373.30	0.00287798	50.00
The Bovespa Index	USIBOV	50.00%	35,288.29	0.00141690	50.00
				Starting Value	100.00

(1)	The actual closing level of each Basket Component Index and the resulting actual Component Ratios will be determined on the pricing date, subject to adjustment as more fully described in product supplement LIRN-2 if a Market Disruption Event occurs on the pricing date as to any Basket Component Index. The actual closing level and Component Ratio of each Basket Component Index will be set forth in the final term sheet that will be made available in connection with sales of the LIRNs.

(2)	These are the closing levels of the Basket Component Indices on February 12, 2010.

(3)	Each hypothetical Component Ratio equals the Initial Component Weight of the Basket Component Index (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component Index on February 12, 2010 and rounded to eight decimal places.

The calculation agent will calculate the value of the Basket by summing the products of the closing level for each Basket Component Index on each calculation day during the Maturity Valuation Period and the Component Ratio applicable to such Basket Component Index. If a Market Disruption Event occurs as to any Basket Component Index on any scheduled calculation day, the closing level of that Basket Component Index will be determined as more fully described in product supplement LIRN-2 in the subsection “Description of LIRNs—Ending Value—Equity-Based Market Measures.”

While historical information on the Basket will not exist before the pricing date, the following graph sets forth the hypothetical historical monthly performance of the Basket in the period from January 2005 through January 2010, based upon month-end historical levels of each Basket Component Index, the hypothetical Component Ratios (described above) and a Basket value of 100.00 on February 12, 2010, the hypothetical pricing date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the LIRNs may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease at any time over the term of the LIRNs.

The Basket Component Indices

All disclosures contained in this term sheet regarding the Basket Component Indices, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by FTSE/Xinhua Index Limited (“FXI”) and São Paulo Stock Exchange (“BOVESPA,” and together, the “Index Publishers”). The Index Publishers have no obligation to continue to publish, and may discontinue publication of, the Basket Component Indices. The consequences of the Index Publishers discontinuing publication of the Basket Component Indices are discussed in the section of product supplement LIRN-2 entitled “Description of LIRNs—Discontinuance of a Market Measure.” None of us, the calculation agent, or any selling agent accepts any responsibility for the calculation, maintenance, or publication of any of the Basket Component Indices or any successor index.

The FTSE/Xinhua China 25 Index

The FTSE/Xinhua China 25 Index is designed to represent the performance of the mainland Chinese market that is available to international investors. The FTSE/Xinhua China 25 Index is quoted in Hong Kong Dollars (“HKD”) and currently is based on the 25 largest and most liquid Chinese stocks (called “H” shares and “Red Chip” shares) that are listed and traded on the Hong Kong Stock Exchange (“HKSE”). “H” shares are securities of companies incorporated in the People’s Republic of China (the “PRC”) and listed on the HKSE. “H” shares can only be traded by Chinese investors under the Qualified Domestic Institutional Investors scheme (QDII) or international investors, who are not citizens of the PRC. “Red Chip” shares are securities of companies incorporated outside of the PRC that trade on the HKSE, which are substantially owned directly or indirectly by the Chinese government and have the majority of their sales revenue or operating assets derived from mainland China.

The FTSE/Xinhua China 25 Index is reported by Bloomberg L.P. under the ticker symbol “XIN0I”.

“FTSE®” is a trademark jointly owned by the London Stock Exchange PLC and The Financial Times Limited. “Xinhua” is a service mark and trademark of Xinhua Finance Limited. All marks are licensed for use by FTSE/Xinhua Index Limited.

The FTSE/Xinhua China 25 Index uses the Industry Classification Benchmark (ICB). As of January 29, 2010, the 25 constituents of the FTSE/Xinhua China 25 Index has the following ICB Supersector breakdown, with the approximate percentage of the index weight of each Supersector indicated in parentheses: Banks (35.75%); Telecommunications (17.73%); Oil & Gas (11.83%); Basic Resources (11.55%); Insurance (11.08%); Industrial Goods & Services (4.60%); Construction & Materials (4.10%); Utilities (1.79%); and Travel & Leisure (1.57%).

Computation of the FTSE/Xinhua China 25 Index

The FTSE/Xinhua China 25 Index is calculated using the free float index calculation methodology of the FTSE Group. FXI is a joint venture of FTSE International Limited (“FTSE”) and Xinhua Financial Network Limited (“Xinhua”). The FTSE/Xinhua China 25 Index is adjusted to provide an accurate representation of available shares, as a percentage of market capitalization. The FTSE/Xinhua China 25 Index uses actual trade prices for securities with local stock exchange quotations and Reuters real-time spot currency rates for its calculations. Under this methodology, FXI excludes from free floating shares trade investments in a constituent by another constituent or non-constituent company, significant long-term holdings by founders, directors and/or their families, employee share schemes (if restricted), government holdings, foreign ownership limits, and portfolio investments subject to lock-in clauses (for the duration of the applicable clause). Free float restrictions are calculated using available published information. The initial weighting of an index stock is applied in bands, as follows:

Free float less than or equal to 15%	Ineligible for inclusion in the FTSE/Xinhua China 25 Index, unless free float is also greater than 5% and the full market capitalization is greater than US$2.5 billion (or local currency equivalent), in which case actual free float is will be rounded up to the next highest whole percentage number.
Free float greater than 15% but less than or equal to 20%	20%
Free float greater than 20% but less than or equal to 30%	30%
Free float greater than 30% but less than or equal to 40%	40%
Free float greater than 40% but less than or equal to 50%	50%
Free float greater than 50% but less than or equal to 75%	75%
Free float greater than 75%	100%

These bands are narrow at the lower end, in order to ensure that there is sufficient sensitivity to maintain accurate representation, and broader at the higher end, in order to ensure that the weightings of larger companies do not fluctuate absent a significant corporate event.

Following the application of an initial free float restriction, an index stock’s free float will only be changed if its actual free float is more than five percentage points above the minimum or five percentage points below the maximum of an adjacent band. This five percentage point threshold does not apply if the initial free float is less than or equal to 15%. Foreign ownership limits, if any, are applied after calculating the actual free float restriction, but before applying the bands shown above. If the foreign ownership limit is more restrictive than the free float restriction, the precise foreign ownership limit is applied. If the foreign ownership limit is less restrictive or equal to the free float restriction, the free float restriction is applied, subject to the bands shown above.

The FTSE/Xinhua China 25 Index is periodically reviewed for changes in free float. These reviews coincide with the quarterly reviews of the FTSE/Xinhua China 25 Index. Implementation of any changes takes place after the close of the FTSE/Xinhua China 25 Index calculation on the third Friday in January, April, July, and October. A stock’s free float is also reviewed and adjusted if necessary following certain corporate events. If the corporate event includes a corporate action which affects the FTSE/Xinhua China 25 Index, any change in free float is implemented at the same time as the corporate action. If there is no corporate action, the change in free float is applied as soon as practicable after the corporate event.

Eligible Securities

The FTSE/Xinhua China 25 Index is governed by an independent advisory committee, the FTSE Xinhua Index Committee, which ensures that the FTSE/Xinhua China 25 Index is operated in accordance with its published rules, and that the rules remain relevant to the FTSE/Xinhua China 25 Index. The FTSE Xinhua Index Committee is responsible for undertaking the review of the FTSE/Xinhua China 25 Index and for approving changes of constituents.

Currently, only “H” shares and “Red Chip” shares are eligible for inclusion in the FTSE/Xinhua China 25 Index. All classes of equity in issue are eligible for inclusion in the FTSE/Xinhua China 25 Index, subject to certain restrictions described above; provided that, each constituent must also be a constituent of the FTSE All-World Index. Convertible preference shares and loan stocks are excluded until converted. Companies whose business is that of holding equity and other investments, such as investment trusts, venture capital trusts, open-ended investment companies and funds, unit trusts, exchange traded funds, currency funds and split capital trusts, are not eligible for inclusion. Individual constituent weights are capped at 10% in order to avoid over concentration of the FTSE/Xinhua China 25 Index in any one constituent.

Securities must be sufficiently liquid to be traded. The following criteria, among others, are used to ensure that illiquid securities are excluded:

Price. The FTSE Xinhua Index Committee must be satisfied that an accurate and reliable price exists for the purpose of determining the market value of a company. A security may be excluded from the FTSE/Xinhua China 25 Index if an “accurate and reliable” price is not available. In assessing liquidity, data will be obtained from a constituent’s primary exchange. If the constituent fails the liquidity screen on this basis, data may (at the discretion of the FTSE Xinhua Index Committee) also be reviewed from other markets (including trading in ADRs and GDRs).

Liquidity. Securities in the FTSE/Xinhua China 25 Index will be reviewed annually for liquidity. Securities which do not turn over at least 2% of their shares in issue, after the application of any free float restrictions, per month for ten of the twelve months prior to the quarterly review by the FTSE Xinhua Index Committee will not be eligible for inclusion in the FTSE/Xinhua China 25 Index. An existing constituent failing to trade at least 2% of its shares in issue, after the application of any free float restrictions, per month for more than eight of the twelve months prior to the quarterly review will be removed after close of the FTSE/Xinhua China 25 Index calculation on the next trading day following the third Friday in January, April, July, and October. Any period when a share is suspended will be excluded from the calculation.

New Issues. New issues become eligible for inclusion in the FTSE/Xinhua China 25 Index at the next quarterly review of constituents, provided the company has a minimum trading record of at least 20 trading days prior to the date of that review and turnover of a minimum of 2% of their shares in issue, after the application of any free float restrictions, per month each month, except in certain circumstances.

FXI does not guarantee the accuracy or the completeness of the FTSE/Xinhua China 25 Index, or any data included in the FTSE/Xinhua China 25 Index. FXI assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the FTSE/Xinhua China 25 Index. FXI disclaims all responsibility for any errors or omissions in the calculation and dissemination of the FTSE/Xinhua China 25 Index, or the manner in which the FTSE/Xinhua China 25 Index is applied in determining the amount payable on the LIRNs at maturity.

The following graph sets forth the monthly historical performance of the FTSE/Xinhua China 25 Index in the period from January 2005 through January 2010. This historical data on the FTSE/Xinhua China 25 Index is not necessarily indicative of the future performance of the FTSE/Xinhua China 25 Index or what the value of the LIRNs may be. Any historical upward or downward trend in the level of the FTSE/Xinhua China 25 Index during any period set forth below is not an indication that the level of the FTSE/Xinhua China 25 Index is more or less likely to increase or decrease at any time over the term of the LIRNs. On February 12, 2010, the closing level of the FTSE/Xinhua China 25 Index was 17,373.30.

Before investing in the LIRNs, you should consult publicly available sources for the levels and trading pattern of the FTSE/Xinhua China 25 Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the FTSE/Xinhua China 25 Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

Our right to use the FTSE/Xinhua China 25 Index in connection with the LIRNs is subject to a license agreement between us and FXI. In connection with that license, please note the following:

The LIRNs are not in any way sponsored, endorsed, sold or promoted by FXI, FTSE, the London Stock Exchange Plc, The Financial Times Limited or

Xinhua (collectively, the “Licensor Parties”) and none of the Licensor Parties make any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the FTSE/Xinhua China 25 Index and/or the figure at which the FTSE/Xinhua China 25 Index stands at any particular time on any particular day or otherwise. The FTSE/Xinhua China 25 Index is compiled and calculated by FTSE on behalf of FXI. None of the Licensor Parties shall be liable (whether in negligence or otherwise) to any person for any error in the FTSE/Xinhua China 25 Index and none of the Licensor Parties shall be under any obligation to advise any person of any error therein.

The FTSE/Xinhua China 25 Index is calculated by or on behalf of FXI. FXI does not sponsor, endorse or promote the LIRNs and is not in any way connected to it and does not accept any liability.

All intellectual property rights in the index values and constituent list vests in FXI. We has obtained full license from FXI to use such intellectual property rights in the creation of the LIRNs.

The Bovespa Index

The value of the Bovespa Index, also referred to as Ibovespa, as used in this term sheet, will be that of Ibovespa as reported in U.S. dollars on Bloomberg screen USIBOV. This value reflects the closing value of Ibovespa, as reported in real, divided by the Brazil PTAX Rate, which is the average exchange rate for U.S. dollars calculated and reported by the Brazil Central Bank at the end of each day and reported on Bloomberg screen BZFXPTAX.

Ibovespa is a widely-followed indicator of the Brazilian stock market’s average performance. Ibovespa is a total return index calculated and reported in real-time by the BOVESPA and reflects the variation of BOVESPA’s most highly traded stocks. BOVESPA has calculated Ibovespa since its inception in 1968. BOVESPA calculates Ibovespa in real time, considering the prices of the last trades carried out in the cash market (round lot) with the stocks that compose its portfolio.

As of February 16, 2010, Ibovespa consisted of 63 underlying stocks. The underlying stocks that make up Ibovespa represent more than 80% of trading volume and the financial value registered on BOVESPA’s cash market (round lot) and represent more than 70% of the market capitalization of all companies on BOVESPA. Ten industries comprise the Ibovespa, with the approximate percentage of the market capitalization of the Ibovespa included in each group as of February 16, 2010 indicated in parentheses: Materials (32.8%); Energy (16.5%); Financials (17.8%); Utilities (7.5%); Consumer Staples (6.4%); Consumer Discretionary (8.3%); Telecommunication Services (3.8%); Industrials (5.3%); Information Technology (1.7%); and Health Care (0.0%).

The basic objective of Ibovespa is to be an average indicator of market performance in Brazil. For that purpose, its composition aims at reflecting as closely as possible the real configuration of the cash market operations (round lot) on BOVESPA. The value of Ibovespa is the current value, in Brazilian currency, of a theoretical stock portfolio constituted on February 1, 1968. No additional investment has been made since this date, apart from the reinvestment of the distributed benefits (such as dividends, subscription rights, and stock bonuses). Therefore, Ibovespa reflects not only the variation of the stock prices but also the impact of the distribution of benefits received by stockholders, and is considered an indicator that evaluates the total return of its component stocks. Although Ibovespa has been calculated according to the same basic methodology since inception, the index level has undergone multiple divisions since inception, including division by 100 on October 3, 1983; division by 10 on December 2, 1985; division by 10 on August 29, 1988; division by 10 on April 14, 1989; division by 10 on January 12, 1990; division by 10 on May 28, 1991; division by 10 on January 21, 1992; division by 10 on January 26, 1993; division by 10 on August 27, 1993; division by 10 on February 10, 1994; and division by 10 on March 3, 1997.

To be included in Ibovespa, stocks must meet certain criteria over the last 12 months, including:

•	be included in the group of stocks, the sum of their respective negotiability indexes represent 80% of the total value of all individual negotiability indexes;

•	have a trading value participation higher than 0.1% of the total; and

•	have a trading session presence of more than 80%.

The participation of each stock in the portfolio has a correlative relation with its representation in the cash market—in terms of number of trades and financial value—adjusted to the sample’s size. Once selected for Ibovespa, a stock will only be excluded when it no longer satisfies at least two of the inclusion criteria. In addition, companies that are under protection from creditors, file for bankruptcy, are subject to a long trading suspension, or in other special situations will not be included in the computation of Ibovespa.

Ibovespa is calculated as the sum of the weights of the underlying stock’s theoretical quantity multiplied by its last price. To ensure the representation of Ibovespa over time, its portfolio is recalculated at the end of every four months. At the rebalancings, the changes in the relative participation of each stock in Ibovespa are identified, as well as their maintenance or exclusion, and possible inclusions of new underlying stocks are defined.

In case of suspension of a component share, Ibovespa will use the price of the last trade registered on BOVESPA until the resumption of trading. If trading is not permitted for a period of 50 days, as of the date of suspension, or if it is unlikely that trading will be resumed, or in case of rebalancing of the portfolio, the underlying stock will be excluded from the portfolio. In such a case, BOVESPA will make necessary adjustments to ensure the continuity of Ibovespa.

The following graph sets forth the monthly historical performance of the Bovespa Index in the period from January 2005 to January 2010. This historical data on the Bovespa Index is not necessarily indicative of the future performance of the Bovespa Index or what the value of the LIRNs may be. Any historical upward or downward trend in the level of the Bovespa Index during any period set forth below is not an indication that the level of the Bovespa Index is more or less likely to increase or decrease at any time over the term of the LIRNs. On February 12, 2010, the closing level of the Bovespa Index was 35,288.29.

Before investing in the LIRNs, you should consult publicly available sources for the levels and trading patterns of the Bovespa Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Bovespa Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

BOVESPA has given permission, in exchange for a fee, for the right to use indices owned and published by BOVESPA in connection with the LIRNs.

BOVESPA is under no obligation to continue the calculation and dissemination of the Bovespa Index. The LIRNs are not sponsored, endorsed, sold, or promoted by BOVESPA. No inference should be drawn from the information contained in this term sheet that BOVESPA makes any representation or warranty, implied or express, to us, to the holders of the LIRNs, or to any member of the public regarding the advisability of investing in securities generally or in the LIRNs in particular or the ability of the LIRNs to track general stock market performance. BOVESPA has no obligation to take our needs or the needs of the holders of the LIRNs into consideration in determining, composing, or calculating the Bovespa Index. BOVESPA is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the LIRNs to be issued or in the determination or calculation of the Redemption Amount. BOVESPA has no obligation or liability in connection with the administration or marketing of the LIRNs.

The agreement between BOVESPA and us provides that the following information must be set forth in this term sheet:

Ibovespa is a trademark owned by the BM&FBOVESPA S.A.—Bolsa de Valores, Mercadorias e Futuros, and has been licensed for use by us for this issuance. The LIRNs are not issued, sponsored, endorsed, sold or promoted by BM&FBOVESPA, neither does BM&FBOVESPA make any warranties or bear any liability with respect to the product. As per the index management, BM&FBOVESPA reserves the right to change any Ibovespa’s characteristics if judged necessary.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the LIRNs, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the LIRNs for all tax purposes as a single financial contract with respect to the Basket that requires you to pay us at inception an amount equal to the purchase price of the LIRNs and that entitles you to receive at maturity an amount in cash based upon the performance of the Basket.

•

Under this characterization and tax treatment of the LIRNs, upon receipt of a cash payment at maturity or upon a sale or exchange of the LIRNs prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the LIRNs for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the LIRNs. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement LIRN-2, which you should carefully review prior to investing in the LIRNs.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the LIRNs, we intend to treat the LIRNs for all tax purposes as a single financial contract with respect to the Basket that requires the investor to pay us at inception an amount equal to the purchase price of the LIRNs and that entitles the investor to receive at maturity an amount in cash based upon the performance of the Basket. Under the terms of the LIRNs, we and every investor in the LIRNs agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the LIRNs as described in the preceding sentence. This discussion assumes that the LIRNs constitute a single financial contract with respect to the Basket for U.S. federal income tax purposes. If the LIRNs did not constitute a single financial contract, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the LIRNs.

This characterization of the LIRNs is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the LIRNs or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the LIRNs are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement LIRN-2. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the LIRNs, including possible alternative characterizations.

Settlement At Maturity or Sale or Exchange Prior to Maturity. Assuming that the LIRNs are properly characterized and treated as single financial contracts with respect to the Basket for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the LIRNs prior to maturity, a U.S. Holder (as defined in product supplement LIRN-2) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the LIRNs. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the LIRNs for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the LIRNs. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the LIRNs. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the LIRNs. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the LIRNs should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the LIRNs, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the LIRNs for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the LIRNs, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement LIRN-2.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the LIRNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The LIRNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the LIRNs.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement LIRN-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003415/g18702p2e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the LIRNs, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.

“Leveraged Index Return Notes®” and “LIRNs®” are our registered service marks.